FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 29, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom Group acquires hospital information system application services company

Budapest — 29 May, 2009 —Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has signed an agreement to buy a 100% equity stake in ISH.

On 29 May, 2009 Magyar Telekom signed a share purchase agreement to acquire a 100% equity stake in International System House Kft (ISH). The agreed enterprise value is HUF 2.9 billion, from which the value of the net debt will be subtracted at the closing of the transaction. Depending on 2009 and 2010 financial performance, further earn-out payments could be made.

ISH specializes in developing, installing and operating integrated healthcare IT services. With market leadership in its segment, the company achieved nearly HUF 2.9 billion of revenues in 2008 and EBITDA of HUF 1 billion. With this acquisition Magyar Telekom aims to further strengthen its position in the IT services market.

The closing of the transaction, which is anticipated to be in the third quarter of 2009, is also subject to Competition Authority approval.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 29, 2009